SECURITIES AND EXCHANGE COMMISSION
                                      Washington, D.C.  20549

                               _______________________________________

                                            SCHEDULE 13D/A
                             Under the Securities Exchange Act of 1934
                                          (Amendment No. 3)

                                   NATIONAL R.V. HOLDINGS, INC.
                                   ----------------------------
                                           (Name of Issuer)

                             Common Stock, par value $0.01 per share
                             ---------------------------------------
                                  (Tile of Class of Securities)

                                              637277104
                                              ----------
                                            (CUSIP Number)

                                            Donald E. Miller, Esq.
                                   Senior Vice President and General Counsel
                               The Fairchild Corporation, 300 West Service Road
                                   P.O. Box 10803, Chantilly, Virginia 22021
                        (Name, Address and Telephone Number of Person
                         Authorized to Receive Notices and Communications)
                                              June 27, 1996
                            (Date of Event which Requires Filing
                                   of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].

                                    SCHEDULE 13D/A

NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

The Fairchild Corporation -- IRS EIN 34-0728587
RHI Holdings, Inc. -- IRS EIN 34-1545939
2CHECK THE APPROPRIATE BOX
IF A MEMBER OF A
GROUP (a) [  ]
(b) [  ]
3SEC USE ONLY4SOURCE OF FUNDS

OO
5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)[  ]
6CITIZENSHIP OR PLACE OF ORGANIZATION

The Reporting Persons are incorporated under the laws of Delaware



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
PERSON WITH
7SOLE VOTING POWER

222,871
8SHARED VOTING POWER

9SOLE DISPOSITIVE POWER

222,871
10SHARED DISPOSITIVE POWER

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH SUCH REPORTING PERSON

222,871
12CHECK BOX IF THE AGGREGATE AMOUNT I ROW (11) EXCLUDES CERTAIN SHARES
[  ]
13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.94%
14TYPE OF REPORTING PERSON

CO

Item 1.     Security and Issuer.

     This Amendment No. 3 ("Amendment No. 3") amends the statement of
Schedule 13D (the "Original Schedule 13D Filing") field with the Securities and Exchange Commission on June 28, 1994, as amended on or abut June 28, 1994 ("Amendment No. 1") and on or about August 18, 1994 ("Amendment No. 2"), with respect to the common stock, par value $.001 per share (the "Common Stock") of National R.V. Holdings, Inc. ("NRVH"). The principal executive offices of NRVH are located at 3411 N. Perris Blvd., Perris, California 92571. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Original Schedule 13D Filing.

     Other than as set forth herein, there has been no material change in the information set forth in the Original Schedule 13D Filing.

Item 2.     Identity and Background.

This statement is filed by The Fairchild Corporation ("TFC") and RHI Holdings, Inc. ("RHI"), each a Delaware corporation. The address of each of TFC and RHI is 300 West Service Road, Chantilly, VA 20151. TFC is a leading worldwide supplier of aerospace fasteners. RHI is a wholly owned subsidiary of TFC.

     The Original Schedule 13D Filing sets forth the name, business address, the present principal occupation or employer, and the citizenship of the executive officers and directors of the Reporting Persons. There has been no material change in such information set forth in the Original Schedule 13D Filing.

     During the past five years prior to the date hereof, none of the Reporting Persons, and (to the knowledge of the Reporting Persons) no executive officer or director of the Reporting Persons has: (i) been convicted in a criminal proceeding(excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order in joining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violating with respect to such laws.

Item 5.     Interest in Securities of the Issuer.

     Item 5 of the Original Schedule 13D Filing is hereby amended by adding the following:

     (a) As a result of the transactions described in the Original Schedule 13 D Filing, the Reporting Persons were the beneficial owners of 316,914 shares of Common Stock of NRVH, representing approximately 8.4% of the then outstanding Common Stock. As per the transactions described in the Original
Schedule 13 D Filing and Amendment No. 2, the Reporting Persons sold 155,000 shares of Common Stock, leaving it with a balance of 161,914 shares of Common Stock. As of the date of the last filing (Amendment No. 2), such number of shares of Common Stock beneficially owned by the Reporting Persons (161,914 shares) represented approximately 4.6% of the then outstanding Common Stock.
As a result of a three-for-two stock split declared by NRVH, the Reporting Persons received an additional 80,957 shares of Common Stock. No additional shares of Common Stock were purchased by the Reporting Persons since the date of the last filing (Amendment No. 2). As a result of a change in the outstanding shares of Common Stock of NRVH, and not as a result of any purchases by the Reporting Persons, as of April 30, 1996, the Reporting
Persons owned approximately 5.38% of the outstanding Common Stock of NRVH.

     As a result of the sale of additional shares of Common Stock in June 1996 (as described further in paragraph (c) of this Item 5), the Reporting Persons are currently the beneficial owners of 222,871 shares of Common Stock. Based on NRVH's Form 10-Q for the period ending March 31, 1996, the Reporting Persons' beneficial ownership of 222,871 shares of Common Stock constitutes approximately 4.94% of the Common Stock outstanding, based upon 4,512,059 shares of Common Stock issued and outstanding as of April 30, 1996 (giving effect to the three-for-two stock split).

     To the knowledge of the Reporting Persons, none of the directors and officers of the Reporting Persons own shares of Common Stock of NRVH.

     (b) The information required by this paragraph is set forth in Items 7 through 11 of the cover page of this Schedule.

     (c) Transactions since the last Schedule 13D filing (Amendment No. 2) are as follows: On June 24, 1996, sold 5,000 shares of Common Stock at $13 per share. On June 26, 1996, sold 10,000 shares of Common Stock at $13.50 per share. On June 27, 1996, sold 5,000 shares of Common Stock at $13.125 per share.

     (d)     Not applicable.

     (e) As explained in paragraph (a) and paragraph (c) of this Item 5, as of June 27, 1996 the Reporting Persons ceased to be the beneficial owners of 5% or more of the Common Stock of NRVH.

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                           THE FAIRCHILD CORPORATION

                           By:Michael T. Alcox
                              Senior Vice President
                              and CFO


                              RHI HOLDINGS, INC.

                          By:Michael T. Alcox
                             VicePresident
                             and CFO

July 11, 1996